XL Financial Assurance Ltd.
(Incorporated in Bermuda)

Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(expressed in U.S. dollars)

XL Financial Assurance Ltd
Contents to Financial Statements
December 31, 2006, 2005 and 2004

Report of Independent Registered Public Accounting Firm	2

Financial Statements

Balance Sheets at December 31, 2006 and 2005	3

Statements of Income and Comprehensive Income for the years ended
December 31, 2006, 2005 and 2004	4

Statements of Changes in Shareholder’s Equity for the years ended
December 31, 2006, 2005 and 2004	5

Statements of Cash Flows for the years ended
December 31, 2006, 2005 and 2004	6

Notes to Financial Statements	7 –31

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of
XL Financial Assurance Ltd.

In our opinion, the accompanying balance sheets and the related statements of income and comprehensive income, changes in shareholder’s equity and of cash flows present fairly, in all material respects, the financial position of XL Financial Assurance Ltd. at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers
Hamilton, Bermuda
March 14, 2007

XL Financial Assurance Ltd.
Balance Sheets
As at December 31, 2006 and 2005

(U.S dollars in thousands, except share amounts)

	2006	2005

Assets:
Investments:
Debt securities, at fair value
(amortized cost: 2006 - $1,420,391; 2005 - $1,054,356)	$1,404,197	$1,036,606
Short-term investments, at fair value
(amortized cost: 2006 - $207,951; 2005 - $23,772)	206,923	23,569

Total investments available for sale	1,611,120	1,060,175

Cash and cash equivalents	86,528	22,256
Accrued investment income	13,355	9,197
Deferred acquisition costs	145,929	100,784
Prepaid reinsurance premiums	41,915	63,034
Reinsurance balances receivable	18,681	2,736
Unpaid losses and loss expenses recoverable	78,230	66,394
Amounts due from parent and affiliates	37	39,572
Funds withheld	—	15,859
Net receivable for investments sold	112	191
Derivative assets	11,148	13,482
Other assets	340	401

Total assets	$2,007,395	$1,394,081

Liabilities, redeemable preferred shares and shareholder’s equity
Liabilities:
Unpaid losses and loss expenses	$156,733	$134,044
Deferred premium revenue	699,264	535,112
Reinsurance balances payable	7,308	15,116
Accounts payable and accrued liabilities	1,962	1,770
Amounts due to parent and affiliates	4,076	14,656
Derivative liabilities	4,685	1,864
Dividend payable on preferred shares	—	1,445

Total liabilities	874,028	704,007

Contingencies and Commitments (Note 18)
Redeemable preferred shares:
Series A Redeemable preferred shares	$54,016	$39,000

Shareholder’s equity:
Common shares (par value of $120 per share;
10,000 shares authorized; 2,449 issued and outstanding as at
December 31, 2006 and 2005, respectively)	294	294
Additional paid-in capital	659,665	345,606
Accumulated other comprehensive loss	(17,221)	(17,953)
Retained earnings	436,613	323,127

Total shareholder’s equity	1,079,351	651,074

Total liabilities, redeemable preferred shares and shareholder’s equity	$2,007,395	$1,394,081

See accompanying Notes to Financial Statements.

XL Financial Assurance Ltd.
Statements of Income and Comprehensive Income
For the years ended December 31, 2006, 2005 and 2004

(U.S. dollars in thousands)

	2006	2005	2004

Revenues:
Net premiums earned	$166,671	$134,936	$103,665
Net investment income	58,977	38,113	24,866
Net realized gains (losses) on investments	(14,873)	(3,229)	474
Fee and other income	1,269	675	—
Net realized and unrealized gains (losses) on derivative instruments	(7,374)	(6,412)	11,959

Total revenues	204,670	164,083	140,964

Expenses:
Net losses and loss expenses	14,059	16,852	21,093
Acquisition costs	48,326	41,205	33,151
Operating expenses	9,327	7,637	10,468

Total expenses	71,712	65,694	64,712

Net income	$132,958	$98,389	$76,252

Comprehensive Income:
Net income	$132,958	$98,389	$76,252

Unrealized losses on investments	(14,141)	(19,363)	(2,519)
Less: reclassification for gains (losses) realized in income	(14,873)	(3,229)	474

Other comprehensive income (loss)	732	(16,134)	(2,993)

Comprehensive income	$133,690	$82,255	$73,259

See accompanying Notes to Financial Statements.

XL Financial Assurance Ltd.
Statements of Changes in Shareholder’s Equity
For the years ended December 31, 2006, 2005 and 2004

(U.S dollars in thousands, except share amounts)

	2006	2005	2004

Common Shares – Number issued
Number of shares, beginning of year	2,449	2,449	2,057
Issuance of common shares	—	—	392

Number of shares, end of year	2,449	2,449	2,449

Common Shares – Issued at par
Balance - beginning of year	$294	$294	$247
Issuance of common shares	—	—	47

Balance - end of year	294	294	294

Additional Paid-in Capital
Balance - beginning of year	345,606	345,606	220,653
Capital contributions	314,059	—	124,953

Balance - end of year	659,665	345,606	345,606

Accumulated Other Comprehensive Income (Loss)
Balance - beginning of year	(17,953)	(1,819)	1,174
Other comprehensive income (loss)	732	(16,134)	(2,993)

Balance - end of year	(17,221)	(17,953)	(1,819)

Retained Earnings
Balance - beginning of year	323,127	231,714	169,565
Net income	132,958	98,389	76,252
Dividends on Series A redeemable preferred shares	(4,456)	(6,976)	(14,103)
Accumulated undeclared dividends on Series A redeemable preferred shares	(15,016)	—	—

Balance – end of year	436,613	323,127	231,714

Total Shareholder’s Equity	$1,079,351	$651,074	$575,795

See accompanying Notes to Financial Statements

XL Financial Assurance Ltd.
Statements of Cash Flows
For the years ended December 31, 2006, 2005 and 2004

(U.S. dollars in thousands)

	2006	2005	2004
Cash flows provided by operating activities:
Net income	$132,958	$98,389	$76,252
Adjustments to reconcile net income to net cash provided by operating activities:
Net realized (gains) losses on investments	14,873	3,229	(474)
Amortization of premium on debt maturities	2,884	3,401	4,525
Net realized and unrealized (gains) losses on credit derivatives and interest rate swaps	5,025	4,128	(11,978)
Net realized and unrealized (gains) losses on put option, excluding cash paid	129	(19)	19
Accrued investment income	(4,159)	(2,433)	656
Unpaid losses and loss expenses	22,689	24,893	67,272
Deferred premium revenue	164,152	97,458	88,935
Unpaid losses & loss expenses recoverable	(11,836)	(10,953)	(47,696)
Deferred acquisition costs	(45,145)	(16,916)	(32,391)
Amounts due from parent and affiliates	39,535	(6,864)	(9,070)
Accounts payable and accrued liabilities	192	(968)	1,489
Amount due to parent and affiliates	(10,580)	3,174	6,186
Funds withheld	—	(15,859)	—
Prepaid reinsurance premiums	21,119	(10,548)	45,562
Reinsurance balances receivable	(15,945)	38,123	(7,413)
Reinsurance balances payable	(7,808)	11,094	(2,253)
Other assets	61	(263)	(85)

Total adjustments	175,186	120,677	103,284

Net cash provided by operating activities	308,144	219,066	179,536

Cash flows used in investing activities:
Proceeds from sale of debt securities and short-term investments	319,128	753,390	2,499,678
Proceeds from maturity of debt securities and short-term investments	38,826	60,630	543,150
Purchase of debt securities and short-term investments	(786,909)	(1,016,559)	(3,222,273)

Net cash used in investing activities	(428,955)	(202,539)	(179,445)

Cash flows provided by (used in) financing activities:
Capital contribution	190,984	—	—
Issuance of common shares	—	—	876
Dividends paid on Series A redeemable preferred shares	(5,901)	(7,481)	(14,103)

Net cash provided by (used in) financing activities	185,083	(7,481)	(13,227)

Increase (decrease) in Cash and Cash Equivalents	64,272	9,046	(13,136)

Cash and Cash Equivalents – Beginning of year	22,256	13,210	26,346

Cash and Cash Equivalents – End of year	$86,528	$22,256	$13,210

Supplemental schedule of non-cash financing activities:
          Transfer of securities on 12/22/06 with a fair value of $123,076

See accompanying Notes to Financial Statements.

XL Financial Assurance Ltd.
Notes to Financial Statements
For the years ended December 31, 2006, 2005 and 2004

(U.S. dollars in thousands, except per share amounts)

1.	Organization and Business

          XL Financial Assurance Ltd. (the “Company”) was incorporated with limited liability under the Bermuda Companies Act 1981 on October 14, 1998 and is registered as a Class 3 insurer under The Insurance Act 1978, amendments thereto and related regulations (“The Act”). Except for its preferred stock interests (see Note 4), through July 1, 2006, the Company was a wholly owned subsidiary of XL Insurance (Bermuda) Ltd (“XLI”), which in turn is an indirect wholly owned subsidiary of XL Capital Ltd (“XL Capital”), a public company whose shares are listed on the New York Stock Exchange. On March 17, 2006, XL Capital formed Security Capital Assurance Ltd (“SCA”), a Bermuda based holding company, in anticipation of contributing its ownership interests in the Company and XL Capital Assurance Inc. (“XLCA”), a New York domiciled financial guarantee insurance company and selling an interest therein to the public through an initial public offering (“IPO”) of SCA’s common shares. The contribution by XL Capital of the Company and XLCA to SCA occurred on July 1, 2006 and the IPO was consummated on August 4, 2006. After the IPO, a secondary offering by XL Capital, the exercise of the underwriters’ over-allotment option and restricted share awards to management of SCA, XL Capital’s ownership of SCA’s outstanding common shares represents approximately a 63 percent economic interest. As a result of limitations on XL Capital’s voting power contained in SCA’s bye-laws, the votes conferred by the common shares owned by XL Capital will not exceed, with respect to elections of directors, 50.1% of the aggregate voting power of all common shares entitled to vote generally at any election of directors or, with respect to any other matter presented to our shareholders for their action or consideration, 47.5% of the aggregate voting power of all common shares entitled to vote on such matter. If, however, the rating agencies would permit XL Capital’s voting rights to be commensurate with its economic interest in SCA, without adversely affecting the ratings of SCA or its operating subsidiaries, XL Capital’s voting power would automatically increase and consequently the voting power of all other shareholders in the aggregate would correspondingly decrease, thereby eliminating preferential voting rights of all SCA’s other shareholders.

          The Company is primarily engaged in the business of providing reinsurance of financial guarantees on asset-backed and municipal obligations underwritten by XLCA, XLI, and Financial Security Assurance Inc. (“FSA”), a New York domiciled financial guarantee insurance company, as well as other monoline and multiline insurance companies. FSA, through its parent and affiliates, own all of the Company’s preferred shares, but otherwise is independent of the Company and XL Capital and its affiliates. Guarantees reinsured by the Company may be in the form of traditional financial guarantee insurance or credit default swaps. The Company’s underwriting policy is to provide reinsurance of asset-backed and municipal obligations that would be of a lower investment-grade quality without the benefit of financial guarantee insurance. The asset-backed obligations reinsured by the Company are generally issued in structured transactions and are backed by pools of assets such as residential mortgage loans, consumer or trade receivables, securities or other assets having ascertainable cash flows or market value. The municipal obligations reinsured by the Company consist primarily of general obligation bonds that are supported by the issuers’ taxing power and of special revenue bonds and other special obligations of states and local governments that are supported by the issuers’ ability to impose and collect fees and charges for public services or specific projects. Substantially all the Company’s reinsurance is written on a proportional basis. Accordingly, in the event of a payment default on a reinsured obligation, the Company is generally required to pay its proportionate share of the principal, interest or other such amounts due in accordance with the insured obligations’ original payment schedule or, at the ceding companies’ option, to pay such amounts on an accelerated basis. The Company conducts surveillance on its exposures to try and ensure early identification of any loss events. In addition, in the normal course of business, the Company seeks to reduce the loss that may arise from such events by retroceding certain levels of risks in various areas of exposure with other insurance enterprises or reinsurers.

2.	Significant Accounting Policies

Basis of Preparation

          These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could

XL Financial Assurance Ltd.
Notes to Financial Statements
For the years ended December 31, 2006, 2005 and 2004

(U.S. dollars in thousands, except share amounts)

differ from these estimates. Certain balances in prior periods have been reclassified to conform with the current year’s presentation.

Investments

          All of the Company’s investments in debt securities are considered available-for-sale and accordingly are carried at fair value. The fair value of investments is based on quoted market prices received from an internationally recognized pricing service or on dealer quotes. The net unrealized appreciation or depreciation on investments is included in accumulated other comprehensive income (loss). Any unrealized depreciation in value considered by management to be other-than-temporary is charged to income in the period that such determination is made.

          At the end of each accounting period, the Company reviews unrealized losses on its investment securities to identify declines in fair value that are other-than-temporary. This review involves consideration of several factors including: (i) the time period during which the security has been in a continuous unrealized loss position, (ii) an analysis of the liquidity, business prospects and overall financial condition of the issuer, (iii) the significance of the decline, (iv) an analysis of the collateral structure and other credit support, as applicable, of the securities in question and (v) the Company’s intent and ability to hold the investment for a sufficient period of time for the value to recover. Where the Company concludes that a decline in fair value is other-than-temporary, the cost of the security is written down to fair value and a corresponding loss is realized in the period such determination is made. For the years ended December 31, 2006, 2005 and 2004, there were no declines in fair value deemed to be other-than-temporary.

          With respect to securities where the decline in value is determined to be temporary and the security’s value is not written down, a subsequent decision may be made to sell that security and realize a loss. Subsequent decisions on security sales are made within the context of overall risk monitoring, changing information, general market conditions and assessing value relative to other comparable securities.

          Bond discounts and premiums are amortized on the effective yield method over the remaining terms of securities acquired. For mortgage-backed securities, and any other holdings for which prepayment risk may be significant, assumptions regarding prepayments are evaluated periodically and revised as necessary. Any adjustments required due to the resulting change in effective yields are recognized in income.

          Short-term investments comprise securities with maturities equal to or greater than 90 days but less than one year at time of purchase.

          All investment transactions are recorded on a trade date basis. Realized gains and losses on sales of debt securities are determined on the basis of amortized cost. Investment income is recognized when earned.

          The Company’s policy is to not invest in obligations which it insures, and there were no such obligations included in our investment portfolio as of December 31, 2006 or 2005.

Premiums and Acquisition Costs

          Assumed premiums on an upfront basis are earned in proportion to the expiration of the underlying guaranteed risk or amortization of the underlying principal amount of the insured debt. Installment premiums assumed are earned on a pro-rata basis over the installment period, which is generally one year or less.

          Deferred premium revenue represents the portion of assumed premiums which is applicable to the unexpired terms of reinsured policies in force. When a reinsured policy is retired or defeased prior to the end of the expected period of coverage, the remaining deferred premium, less any amount credited to a refunding issue reinsured by the Company, is recognized in income at that time.

          Certain costs incurred, relating to and varying with the production of new business have been deferred. These costs include ceding commissions and certain taxes paid to the reinsured company. The Company considers the present value of future premiums under installment contracts written when determining the recoverability of

XL Financial Assurance Ltd.
Notes to Financial Statements
For the years ended December 31, 2006, 2005 and 2004

(U.S. dollars in thousands, except share amounts)

deferred acquisition costs. Deferred acquisition costs are amortized in relation to, and over periods in which, the related premiums are earned. When a reinsured policy is retired or defeased prior to the end of the expected period of coverage, the remaining deferred acquisition costs less any amount credited to a refunding issue reinsured by the Company is recognized at such time.

          In addition, when a reinsured debt obligation is retired early, is called by the issuer or is in substance paid in advance through a refunding accomplished by placing U.S. Government securities in escrow, the remaining deferred premium revenue is earned at that time since there is no longer risk to the Company. Net premiums earned for the years ended December 31, 2006, 2005, and 2004 include $21.3 million, $12.3 million and $1.0 million, respectively, related to refunded and called bonds.

Fee and Other Income

          The Company collects advisory and structuring fees in connection with certain transactions. Depending upon the type of fee received, the fee is either earned when services are rendered or deferred and earned over the life of the related transaction. Termination fees are earned when due and are included in the accompanying statements of operations under the caption “Fee and other income.” Structuring, waiver and consent, and commitment fees are included in the accompanying statements of operations as premiums and earned on a straight-line basis over the life of the related transaction.

Losses and Loss Expenses

          The financial guarantees reinsured by the Company guarantee scheduled payments of principal and interest due on various types of financial obligations against default by the issuers of such obligations. The Company establishes reserves for losses and loss adjustment expenses on such business based on management’s best estimate of the Company’s ultimate expected incurred losses. Management’s estimate of the Company’s ultimate incurred losses are comprised of: (i) case basis reserves, (ii) unallocated reserves, and (iii) cumulative paid losses to date. Establishment of such reserves requires the use and exercise of significant judgment by management, including with respect to estimates regarding the occurrence and amount of a loss on a reinsured obligation. Estimates of losses may differ from actual results and such difference may be material, due to the fact that the ultimate dispositions of claims are subject to the outcome of events that have not yet occurred. Examples of these events include changes in the level of interest rates, credit deterioration of reinsured obligations, and changes in the value of specific assets supporting reinsured obligations. Both qualitative and quantitative factors are used in establishing such reserves. In determining the reserves, management considers all factors in the aggregate, and does not attribute the reserve provisions or any portion thereof to any specific factor. Any estimate of future costs is subject to the inherent limitation on the Company’s ability to predict the aggregate course of future events. It should therefore be expected that the actual emergence of losses and loss adjustment expenses will vary, perhaps materially, from any estimate.

          The Company’s case basis reserves on financial guarantee reinsurance assumed are generally established by management upon notification from ceding companies. Based on management’s evaluation of the loss activity reported to the Company from its ceding companies, as well as the results from management’s periodic reviews of ceding companies’ underwriting and surveillance procedures, management may, in its judgment, establish case reserves greater or less than those reported by ceding companies. The Company’s reinsurance contracts require ceding companies to submit monthly statements of premium and loss activity for the period, as well as information regarding the performance of reinsured contracts. This information is recorded into the Company’s records upon receipt of the monthly statements. Due to the timing of the receipts of such statements from the Company’s ceding companies, the Company records such activity on a one month lag. Therefore, each annual reporting period includes a full twelve months of actual activity based on reports for each of the months from December of the prior calendar year through November of the reporting year. Because such activity principally consists of premium and related activity, the Company believes that reporting such activity on a one month lag allows the Company to record more accurate information than if it were to estimate such activity for one month, and the Company compares its calendar year results to its results recorded on a one month lag for reasonableness. Furthermore, because only a small percentage of premium written recorded in a particular month is earned in the same month, the impact of the one month lag on earned premiums is not material.

XL Financial Assurance Ltd. Notes to Financial Statements For the years ended December 31, 2006, 2005 and 2004

(U.S. dollars in thousands, except share amounts)

          In addition to case basis reserves, the Company maintains an unallocated loss reserve for expected losses inherent in its in-force business that management expects to emerge in the future. The Company’s unallocated loss reserves represent management’s best estimate of the Company’s ultimate liability from claims expected to be incurred in the future under the Company’s in-force insured and reinsured policies less outstanding case basis reserves and cumulative paid claims to date on such policies. The Company’s unallocated reserves are estimated by management based upon an actuarial reserving analysis. The actuarial methodology applied by management is in accordance with Actuarial Standards of Practice No. 36, Determination of Reasonable Provision. The methodology is based on the selection of an initial expected loss ratio, as well as an expected loss emergence pattern (i.e., the expected pattern of the expiration of risk on insured in-force policies). Salvage and subrogation recoveries are implicit in management’s selected expected ultimate loss ratio as such ratio is derived from industry loss experience, which is net of salvage and subrogation recoveries (i.e., from the liquidation of supporting or pledged collateral assets). The implicit inclusion of salvage and subrogation recoveries in management’s selected expected ultimate loss ratio is consistent with management’s explicit consideration of collateral support in the establishment of the Company’s case basis reserves.

          Management updates its estimate of reserves for losses and loss adjustment expenses quarterly and any resulting changes in such reserves are recorded as a charge or credit to the Company’s earnings in the period such estimates are changed. In connection therewith, the Company’s unallocated reserves are adjusted each period to reflect (i) revisions to management’s estimate of expected ultimate losses, if any, and (ii) the underlying par risk amortization of the related reinsured in-force business (i.e., loss emergence pattern). As stated above, management’s estimated ultimate expected incurred losses are comprised of: (i) case basis reserves, (ii) unallocated reserves, and (iii) cumulative paid losses to date. As management establishes case basis reserves and pays claims it may, based on its judgment, reduce or increase the ultimate expected loss ratio used to determine unallocated reserves to reflect its best estimate of expected ultimate loss experience. In addition, under the Company’s accounting policy management may, based on its judgment, reduce unallocated reserves in response to significant case basis reserve and or paid loss activity. Management would only expect such reductions to occur in limited instances, such as economic events generating significant loss activity. Management has not viewed the Company’s case basis reserve and unallocated reserve activity to date to warrant a reduction of the Company’s unallocated reserves. In each quarterly period, there is an interplay between case basis reserves, unallocated reserves and cumulative paid losses to date, such that the aggregate thereof represents management’s best estimate of the ultimate losses it expects the Company to incur on its in-force business. The process of establishing unallocated reserves and periodically revising such reserves to reflect the underlying par risk amortization and management’s current best estimate of ultimate losses will ultimately cause the cumulative loss experience over the life of a particular underwriting year’s business to equal the cumulative inception-to-date actual paid losses on such business.

          The selection of the Company’s initial expected loss ratio is based on an analysis, which management updates annually, of the historic earned premium and ultimate losses of the financial guarantee industry. The analysis utilizes loss and premium data filed by the three largest companies in the financial guarantee insurance industry in Schedule P of their annual statutory financial statements. These statutory filings provide data for ten calendar years and exclude unallocated reserves. Information on unallocated reserves is obtained from Annual Reports filed with the SEC on Form 10-K and is combined with the Schedule P data to estimate ultimate loss ratios for each of the preceding ten years.

          Management’s selection of an initial expected loss ratio (and subsequent periodic updates thereof) was based on its judgment and considered: (i) the characteristics of the Company’s in-force financial guarantee business (e.g., principally the mix of the Company’s in-force financial guarantee business between public finance and structured finance business; however, management also considered the various bond sectors comprising the Company’s in-force business which are discussed in detail in Note 9, as well as the credit profile of such in-force business), (ii) the Company’s actual loss experience, (iii) the characteristics, as discussed above in relation to the Company’s in-force financial guarantee business, of the insured in-force business of companies comprising the financial guarantee industry and (iv) the actual loss experience of companies comprising the industry from management’s analysis referred to above. Other factors impacting market default levels and the assumptions important to the Company’s

XL Financial Assurance Ltd. Notes to Financial Statements For the years ended December 31, 2006, 2005 and 2004

(U.S. dollars in thousands, except share amounts)

reserving methodology are implicit in the Company’s initial expected loss ratio. Such factors may include interest rates, inflation, taxes, industry trends in the valuation of certain asset classes and the overall credit environment. Based on this comparison, management adjusts the Company’s expected loss ratio, as it considers necessary, to ensure that such ratio continues to be appropriate for the risks inherent in the Company’s in-force business.

          The Company’s unallocated loss reserve is established on an undiscounted basis and represents management’s best estimate of losses that the Company will incur in the future as a result of credit deterioration in the Company’s in-force business but which have not yet been specifically identified. The Company does not attempt to apportion unallocated reserves by type of product. In assessing whether a loss is probable, management considers all available quantitative and qualitative evidence.

          The Company’s total reserves for losses and loss adjustment expenses represent a small fraction of the Company’s reinsured in-force par outstanding, which reflects the nature of the business the Company underwrites, which is consistent with that of the financial guarantee insurance industry and the loss experience of the industry. The Company believes that its reserves are adequate to cover its expected ultimate losses. However, due to the inherent uncertainties of estimating reserves for loss and loss adjustment expenses, actual experience may differ from the estimates reflected in the Company’s financial statements, and the differences may be material. While the Company believes that the underlying principles applied to loss reserving are consistent across the financial guarantee industry, differences may exist with regard to the methodology and measurement of such reserves. While the Company believes that the principles it applies are the most appropriate for the Company’s business and have been applied consistently within the periods presented, alternate methods may produce different estimates as compared to the current methodology used by the Company.

          The Company’s loss reserving policy, described above, is based on guidance provided in SFAS 60, “Accounting and Reporting by Insurance Enterprises,” SFAS 5, “Accounting for Contingencies” and analogies to Emerging Issues Task Force (EITF) 85-20, “Recognition of Fees for Guaranteeing a Loan.” SFAS 60 requires that, for short-duration contracts, a liability for unpaid claim costs relating to insurance contracts, including estimates of costs relating to incurred but not reported claims, be accrued when insured events occur. Additionally, SFAS No. 5, requires that a loss be recognized where it is probable that one or more future events will occur confirming that a liability has been incurred at the date of the financial statements and the amount of loss can be reasonably estimated.

          Although SFAS 60 provides guidance to insurance enterprises, the Company does not believe SFAS 60 comprehensively addresses the unique attributes of financial guarantee insurance contracts, as the standard was developed prior to the maturity of the financial guarantee industry. SFAS 60 provides guidance with respect to insurance contracts that are either short-duration or long-duration in nature. Financial guarantee contracts typically have attributes of both and, therefore, are difficult to classify as either. For instance, financial guarantee contracts are reported for regulatory purposes as property and liability insurance, normally considered short-duration, but have elements of long-duration contracts in that they are irrevocable and extend over a period that may be in excess of 30 years.

          The Company believes its loss reserving policy reflects the requirements of applicable accounting literature, as well as the fact that financial guarantee losses occur over time as a result of credit deterioration, operational difficulties of the insured obligor or fraud, which may not be specifically detected when they occur but which can be generally estimated across a portfolio of insured obligations based on the credit quality and nature of the portfolio and historical default data. The Company does, however, recognize premium revenue and policy acquisition costs in a manner consistent with the guidance provided in SFAS 60 for short-duration contracts. If the Company and the rest of the financial guarantee industry were required to classify its insurance contracts as either short-duration or long-duration or if new specific guidance for financial guarantee insurance emerges, different methods of accounting could apply with respect to loss reserving and liability recognition, and possibly extend to premium revenue and policy acquisition cost recognition. Additionally, there are differences in the methodology and measurement of loss reserves followed by other financial guarantee companies. See “New Accounting Pronouncements and Developments”.

XL Financial Assurance Ltd. Notes to Financial Statements For the years ended December 31, 2006, 2005 and 2004

(U.S. dollars in thousands, except share amounts)

Reinsurance

          In the normal course of business, the Company will retrocede business principally to increase its aggregate capacity, manage its risk guidelines and reduce the risk of loss on business assumed. Reinsurance premiums ceded under such retrocession agreements are expensed and commissions received thereunder are earned in proportion to the expiration of the underlying reinsured risk or amortization of the underlying principal amount of the reinsured debt over the period the reinsurance coverage is provided. Prepaid reinsurance premiums represent the portion of premiums ceded that is applicable to the unexpired term of retroceded policies in force. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. A provision is made for any estimated unrecoverable reinsurance.

Cash and Cash Equivalents

Cash equivalents include fixed interest deposits with a maturity of less than 90 days when purchased.

Derivative Instruments

          Credit default swaps guaranteed by the Company meet the definition of a derivative under FASB Statement of Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), as amended by SFAS No. 149. Credit default swaps are recognized at fair value and recorded as either assets or liabilities in the accompanying balance sheet.

          The fair value of credit default swaps is determined using a model developed by the Company, the results of which are dependent upon a number of factors including changes in interest rates, credit spreads, changes in credit quality, expected recovery rates and other market factors. The change resulting from movements in these factors is unrealized as the credit default swaps are not traded to realize this value. Other elements of the change in fair value are based upon pricing established at the inception of the contract, as well as events triggering loss payments under the contracts by the Company.

          Changes in the fair value of credit default swaps attributable to earnings from premiums received by the Company from guaranteeing such contracts are recorded in the line item caption entitled “net premiums earned” in the accompanying statement of operations. In addition, changes in the fair value of credit default swaps attributable to losses from actual and expected payments to counterparties under such contracts are recorded in the line item caption entitled “net losses and loss expenses” in the accompanying statement of operations, and the remaining components of the change in fair value of credit defaults swaps, which are attributable to the market and other factors discussed above, are recorded in the line item caption entitled “net realized and unrealized gains (losses) on derivative instruments” in the accompanying statement of operations. This presentation is consistent with practices in the financial guarantee insurance industry for reporting the results of such instruments.

New Accounting Pronouncements and Developments

          In June 2005, at the request of the Securities and Exchange Commission, the FASB added a project to their agenda to review and provide guidance for the accounting for financial guarantee insurance contracts under which it will consider claims liability recognition, premium recognition, and the related amortization of deferred policy acquisition costs. Current accounting literature, specifically FASB Statement of Financial Accounting Standards No. 60, “Accounting and Reporting by Insurance Enterprises” (“SFAS 60”), and FASB Statement of Financial Accounting Standards No. 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments” (“SFAS 97”), does not specifically address the unique characteristics of accounting for financial guarantee insurance contracts. Consequently, the accounting principles applied by the industry, as well as the Company, have evolved over time and incorporate the concepts of both short-duration and long-duration contract accounting under the provisions of SFAS 60 and SFAS 97, as well as other accounting literature, such as FASB Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies” (“SFAS No. 5”) and Emerging Issues Task Force (“EITF”) Issue No. 85-20, “Recognition of Fees for Guaranteeing a Loan.” An exposure draft is expected to be issued by the FASB in 2007. The Company will continue to apply the accounting policies described herein until further guidance is provided by the FASB.

XL Financial Assurance Ltd. Notes to Financial Statements For the years ended December 31, 2006, 2005 and 2004

(U.S. dollars in thousands, except share amounts)

          In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS 155”), which amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS 140”), and addresses issues raised in SFAS 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” The primary objectives of SFAS 155 are: (i) with respect to SFAS 133, to address the accounting for beneficial interests in securitized financial assets and (ii) with respect to SFAS 140, to eliminate a restriction on the passive derivative instruments that a qualifying special purpose entity may hold. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company adopted SFAS 155 on January 1, 2007 and it did not have a material effect on the Company’s financial condition or results of operations.

          In April 2006, the FASB issued FSP FIN 46(R)-6, “Determining the Variability to be Considered in Applying FIN 46(R),” which states that the variability to be considered when applying FIN 46(R) should be based on an analysis of the design of an entity which entails analyzing the nature of the risks in the entity and determining the purpose for which the entity was created and determining the variability the entity is designed to create and pass along to its interest holders. Typically, assets and operations of the entity create the variability (and thus are not variable interests), while liabilities and equity interests absorb that variability (and thus, are variable interests). The role of a contract or arrangement in the design of the entity, regardless of its legal form or accounting classification, shall dictate whether that interest should be treated as creating or absorbing variability for the entity. The Company adopted the guidance in this FSP as of July 1, 2006 and it did not have a material effect on the Company’s financial condition or results of operations.

          In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”) which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement is applicable in conjunction with other accounting pronouncements that require or permit fair value measurements, where the FASB previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently assessing the impact of the adoption of SFAS 157.

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS 159 provides the Company an irrevocable option to report selected financial assets and liabilities at fair value with changes in fair value recorded in earnings. The option is applied, on a contract-by-contract basis, to an entire contract and not only to specific risks, specific cash flows or other portions of that contract. Upfront costs and fees related to a contract for which the fair value option is elected shall be recognized in earnings as incurred and not deferred. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the effect of SFAS 159 on its financial statements.

3.	Investments

Net investment income is derived from the following sources:

	2006	2005	2004

Debt securities, short-term investments and cash and cash equivalents	$60,847	$39,431	$26,056
Investment expenses	(1,870)	(1,318)	(1,190)

Net investment income	$58,977	$38,113	$24,866

          Investment expenses include $380, $587 and $397 in expenses from an affiliate for investment management fees during the years ended December 31, 2006, 2005 and 2004, respectively. Proceeds from sales and maturities of debt securities and short-term investments during the years ended December 31, 2006, 2005 and 2004 were $357,954, $814,020 and $2,992,828, respectively. Gross gains of $913, $4,840 and $8,126 and gross losses of $15,786, $1,611 and $7,659 were realized on these sales for the years ended December 31, 2006, 2005 and 2004, respectively. The amortized cost, market value and related unrealized gains (losses) of investments are as follows:

XL Financial Assurance Ltd.
Notes to Financial Statements
For the years ended December 31, 2006, 2005 and 2004

(U.S. dollars in thousands, except share amounts)

December 31, 2006	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value

Debt securities:
U.S. Government and Govt Agencies	$257,414	$181	$(6,319)	$251,276
Corporate bonds	268,398	1,039	(4,310)	265,127
Mortgage-backed securities	884,450	2,242	(8,915)	877,777
Non-U.S. Sovereign Government bonds	10,129	90	(202)	10,017

Total debt securities	$1,420,391	$3,552	$(19,746)	$1,404,197

Short-term investments:

Total short-term investments	$207,951	$75	$(1,103)	$206,923

December 31, 2005	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value

Debt securities:
U.S. Government and Govt Agencies	$420,646	$241	$(6,023)	$414,864
Corporate bonds	190,351	926	(3,801)	187,476
Mortgage-backed securities	433,681	284	(9,297)	424,668
Non-U.S. Sovereign Government bonds	9,678	154	(234)	9,598

Total debt securities	$1,054,356	$1,605	$(19,355)	$1,036,606

Short-term investments:
Total short-term investments	$23,772	$11	$(214)	$23,569

          The following table shows our investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2006 and 2005:

	Less than 12 months		More than 12 months		Total

2006	Market Value	Unrealized Losses	Market Value	Unrealized Losses	Market Value	Unrealized Losses

U.S. Government and Government agencies	$51,646	$(504)	$338,653	$(6,888)	$390,299	$(7,392)
Corporate bonds	40,667	(180)	148,120	(4,135)	188,787	(4,315)
Mortgage-backed securities	175,192	(742)	284,190	(8,173)	459,382	(8,915)
Non-U.S. Sovereign Government bonds	504	(1)	8,424	(200)	8,928	(201)
U.S. States and political subdivisions of the states	—	—	1,824	(26)	1,824	(26)

Total	$268,009	$(1,427)	$781,211	$(19,422)	$1,049,220	$(20,849)

XL Financial Assurance Ltd.
Notes to Financial Statements
For the years ended December 31, 2006, 2005 and 2004

(U.S. dollars in thousands, except share amounts)

	Less than 12 months		More than 12 months		Total
2005	Market Value	Unrealized Losses	Market Value	Unrealized Losses	Market Value	Unrealized Losses

U.S. Government and Government agencies	$317,232	$(3,844)	$83,586	$(2,238)	$400,818	$(6,082)
Corporate bonds	107,709	(1,507)	60,703	(2,353)	168,412	(3,860)
Mortgage-backed securities	147,573	(2,608)	210,149	(6,785)	357,722	(9,393)
Non-U.S. Sovereign Government bonds	—	—	8,445	(234)	8,445	(234)

Total	$572,514	$(7,959)	$362,883	$(11,610)	$935,397	$(19,569)

          The Company has gross unrealized losses which it considers to be temporary impairments. Individual security positions comprising this balance have been evaluated by management, based on specified criteria, to determine if these impairments should be considered other than temporary. These criteria include an assessment of the severity and length of time securities have been impaired, along with management’s ability and intent to hold the securities to recovery, among other factors. The Company has considered the continuous unrealized loss position greater than twelve months or more and, in its opinion, no other than temporary impairment in value has occurred as at December 31, 2006.

          The contractual maturities of debt securities are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties:

	December 31, 2006		December 31, 2005
	Amortized Cost	Market Value	Amortized Cost	Market Value

Due after 1 year through 5 years	$277,613	$273,345	$434,950	$427,961
Due after 5 through 10 years	217,891	212,937	163,535	161,345
Due after 10 years	40,437	40,138	22,190	22,632
Mortgage-backed investments	884,450	877,777	433,681	424,668

Total debt securities	$1,420,391	$1,404,197	$1,054,356	$1,036,606

4.	Minority Interest – Redeemable Preferred Shares of Subsidiary

          The Company was originally formed in 1998 as part of an investment venture between XL Capital and Financial Security Assurance Holdings Ltd. (“FSAH”), the parent company of FSA, and was initially capitalized through a series of transactions resulting in the issuance by the Company of 2,057 common shares to XLI for consideration of $221.0 million and the issuance by the Company of 363 shares of Series A Redeemable Preferred Shares to FSAH and its subsidiaries for consideration of $39.0 million. On December 7, 2004, the Company issued an additional 392 common shares to XLI in exchange for $125.0 million and on July 1, 2006 all of XL Capital’s direct and indirect ownership interest in the Company was contributed to SCA –See Note 1. In addition, on August 4, 2006 and December 22, 2006, SCA contributed $175.0 million and $123.1 million, respectively, to the Company from the net proceeds of its IPO. There were no common or other shares of equity capital issued by the Company to SCA in exchange for such contributions.

XL Financial Assurance Ltd. Notes to Financial Statements For the years ended December 31, 2006, 2005 and 2004

(U.S. dollars in thousands, except share amounts)

          Pursuant to the Company’s corporate bye-laws each share of common stock of the Company is entitled to 3 votes with respect to matters requiring a vote of shareholders and each share of the Series A Redeemable Preferred Shares are entitled to 1 vote. Accordingly, at December 31, 2006 and 2005 holders of the Company’s Series A Redeemable Preferred Shares as a group had approximately a 5% voting interest in the Company, whereas holders of the Company’s common shares had an approximate 95% voting interest.

          Under the Company’s corporate bye-laws the Series A Redeemable Preferred Shares were originally structured to provide for: (i) a 5% fixed annual dividend, (ii) an annual participating dividend according to certain criteria including a formula based on the financial guarantee industry average for dividends paid, and (iii) a payment upon redemption. Under the Company’s amended corporate bye-laws the Series A Redeemable Preferred Shares may be redeemed by the Company: (i) at any time, in whole or in part, at its sole option; provided that no partial redemption by the Company shall cause the value of the remaining outstanding Series A Redeemable Preferred Shares to be less than 10% of the total equity capitalization of the Company; or (ii) in whole but not in part, at any time after the tenth anniversary of the date of their initial issue. Dividends under the Series A Preferred Shares are cumulative.

          Pursuant to a resolution of the Company’s shareholders on April 5, 2006, the Company restructured the terms of its Series A Redeemable Preferred Shares and changed its bye-laws accordingly. In accordance with the resolution, the participating dividend of the preferred shares was eliminated, the stated value of the preferred shares held by FSAH and its subsidiaries was increased to $54.0 million in the aggregate, and the fixed dividend rate of the preferred shares was increased from 5.00% to 8.25%.

          For the year ended December 31, 2006, the Company recorded $4.5 million of dividends on its Series A Redeemable Preferred Shares. For the years ended December 31, 2005 and 2004, the Company recorded $7.0 million and $14.1 million of fixed and participating dividends and accreted redemption value, respectively.

           On February 27, 2007, the board of directors of the Company approved: (i) an extraordinary dividend of $15.0 million on its Series A Redeemable Preferred Shares, and (ii) a reduction in the stated value of the remaining outstanding Series A Redeemable Preferred Shares by a corresponding amount. The extraordinary dividend and the reduction in the stated value of the Series A Redeemable Preferred Shares are expected to take place in March 2007. There was no change in the voting interest of the holders of the Series A Redeemable Preferred shares as a result of the extraordinary dividend and reduction in the stated value of the Series A Redeemable Preferred Shares.

5.	Capital Facility

          In December 2004, the Company entered into a put option agreement and an expense reimbursement agreement (the “Asset Trust Expense Reimbursement Agreement”) with Twin Reefs Asset Trust (the “Asset Trust”). The put option agreement provides the Company with the irrevocable right to require the Asset Trust at any time and from time to time to purchase the Company’s non-cumulative perpetual Series B Preferred Shares with an aggregate liquidation preference of up to $200 million. The Company is obligated to reimburse the Asset Trust for certain fees and ordinary expenses. To the extent that any Series B Preferred Shares are put to the Asset Trust and remain outstanding, a corresponding portion of such fees and ordinary expenses will be payable by the Company pursuant to the Asset Trust Expense Reimbursement Agreement. The put option agreement is perpetual but would terminate on delivery of notice by the Company on or after December 10, 2009, or under certain defined circumstances, such as the failure of the Company to pay the put option premium when due or bankruptcy. The put option is recorded at fair value with changes in fair value recognized in earnings under the caption in the statements of operations entitled “Net realized and unrealized gains (losses) on derivative instruments.” The impact on earnings of the fair value adjustments related to the put option for the years ended December 31, 2006, 2005, and 2004 were $2.3 million, $2.3 million, and $0.1 million, respectively.

          The Company’s Series B Preferred Shares were created in conjunction with the establishment of the Asset Trust. The Series B Preferred Shares are non-cumulative redeemable perpetual preferred shares with a par value of $120 per share. The Series B Preferred Shares rank prior to the Company’s common and Series A Redeemable Preferred Shares (see Note 4) and have a liquidation preference of $100,000 per share. In the event that the Company exercises its put option to the Asset Trust and the Series B preferred shares are issued, the holders of outstanding Series B Preferred Shares shall be entitled to receive, in preference to the holders of the Company’s common and Series A Redeemable Preferred Shares, cash dividends at a percentage rate per Series B Preferred Share as follows:

XL Financial Assurance Ltd. Notes to Financial Statements For the years ended December 31, 2006, 2005 and 2004

(U.S. dollars in thousands, except share amounts)

(1) for any Dividend Period ending on or prior to December 9, 2009, One Month LIBOR plus 1.00% per annum, calculated on an Actual/360 Basis; and

(2) for any subsequent Dividend Period, One-Month LIBOR plus 2.00% per annum, calculated on an Actual/360 Basis.

          The holders of the Series B Preferred Shares will not be entitled to any voting rights as shareholders of the Company and their consent will not be required for taking any corporate action. The Series B Preferred Shares may be redeemed, in whole or in part, at the option of the Company at any time or from time to time for cash at a redemption price equal to the liquidation preference per share plus any accrued and unpaid dividends thereon to the date of redemption without interest on such unpaid dividends. However, the Series B Preferred Shares may not be redeemed, in whole or in part, at the option of the Company at any time prior to December 10, 2009.

6.	Related Party Transactions

Capital Transactions

          In connection with SCA’s IPO on August 4, 2006, XLI contributed $15.0 million to the Company. There were no common or other shares of equity capital issued by the Company to SCA in exchange for such contributions. Refer to Note 4 for capital contributions received from SCA.

Services Arrangements

          The Company purchased various services from affiliates of XL Capital prior to the IPO under various agreements and continues to purchase certain services indirectly through SCA Administrative Bermuda Ltd, a wholly owned subsidiary of SCA. Such services principally include: (i) information technology support, (ii) actuarial, finance, internal audit services, and (iii) certain investment management services. For the years ended December 31, 2006, 2005 and 2004, the Company incurred costs for such services aggregating $3.5 million, $4.2 million and $2.9 million, respectively, which are a component of “operating expenses” in the accompanying statements of operations.

Reinsurance Treaties with Affiliates

•

The Company has a facultative quota share reinsurance treaty (“Treaty”) with XLCA. Under the terms of the Treaty, the Company agrees to reinsure up to 75% of business written by XLCA provided it meets certain specified parameters. Prior to July 1, 2006, the Company had agreed under the Treaty to reinsure up to 90% of such business. In addition, pursuant to the Treaty XLCA charges up to a 30% ceding commission (or such other percentage on an arm’s-length basis) on ceded premiums written under the agreement.

•

XLI entered into an agreement with XLCA which unconditionally and irrevocably guarantees to XLCA the full and complete payment when due of all of the Company’s obligations under its facultative quota share reinsurance agreement with XLCA, under which agreement the Company has assumed business from XLCA since December 19, 2000. The par value of business guarantied by XLI under this agreement was approximately $83.1 billion and $72.6 billion as of December 31, 2006 an 2005, respectively. The XLI guarantee agreement terminated with respect to any new business produced by XLCA and ceded to the Company pursuant to the facultative quota share reinsurance agreement after the effective date of the IPO.

•	The Company has entered into the following reinsurance agreements with XLI:

XL Financial Assurance Ltd. Notes to Financial Statements For the years ended December 31, 2006, 2005 and 2004

(U.S. dollars in thousands, except share amounts)

(a)

Effective October 3, 2001, the Company entered into an excess of loss reinsurance agreement with XLI. This agreement covers a portion of the Company’s liability arising as a result of losses on policies reinsured by the Company that are in excess of certain limits and are not covered by other reinsurance agreements. This agreement provides indemnification only for the portion of any loss covered by this agreement in excess of 10% of XLFA’s surplus, up to an aggregate amount of $500 million. For each of the three years ended December 31, 2006, 2005 and 2004, the Company incurred expense under this agreement of approximately $0.5 million.

(b)

Effective August 17, 2001, the Company entered into a facultative quota share reinsurance treaty with XLI. This treaty allows the Company to propose to cede to XLI a portion of a risk, which risk XLI may then accept or reject in its sole discretion. Under this treaty, XLI pays the Company a ceding commission of 30% on the premiums ceded unless otherwise specified. On August 4, 2006, the Company and XLI terminated certain reinsurance cessions ceded under this agreement to XLI. As a result of the termination of the aforementioned cessions, XLI returned $26.5 million of premiums to the Company, the Company returned ceding commissions of $7.8 million to XLI, and XLI paid the Company $18.7 million.

(c)

Effective December 31, 1999, the Company entered into a facultative quota share reinsurance treaty with XLI. This treaty allows XLI to propose to cede to the Company a portion of a risk it insured, which risk XLFA may then accept or reject in its sole discretion. Under this treaty, the Company pays XLI a ceding commission of 12% on the premiums ceded under this treaty unless otherwise specified. On August 4, 2006, the Company and XLI agreed to cancel from inception the reinsurance of certain business ceded under this arrangement. As a result of this cancellation, the Company paid XLI $0.2 million, XLI assumed the Company’s obligation for $1.2 million of reserves for losses and loss adjustment expenses, and the Company recorded a capital contribution of $1.0 million.

In addition, on August 4, 2006, the Company entered into certain reinsurance cessions with XLI pursuant to the aforementioned facultative quota share reinsurance treaty. As a result of these cessions, the Company recorded assumed premiums of approximately $8.0 million, ceding commissions of approximately $1.0 million and received cash from XLI of approximately $7.0 million.

(d)

Effective August 4, 2006, XLI, at no cost to the Company, indemnfied the Company for all losses and loss adjustment expenses incurred in excess of its retained reserves at the effective date of the agreement relating to an insured project financing described in Note 10 (a).

•

The Company has entered into the following reinsurance agreements with certain subsidiaries and affiliates of FSAH. Premiums assumed from FSAH affiliates represented 11.0%, 13.4% and 13.3% of the Company’s total reinsurance premiums assumed for the three years ended December 31, 2006, 2005 and 2004, respectively. All of the agreements discussed below may be terminated under certain conditions, as defined in the agreements:

(a)

Effective November 3, 1998, the Company entered into a master facultative reinsurance agreement with FSA. This agreement allows FSA to propose to cede a portion of a risk insured by it to the Company, which risk the Company may then accept or reject solely in its discretion. The ceding commission that the Company pays FSA on the premiums ceded under this agreement is determined on a case-by-case basis. The Company’s obligations under this agreement are guarantied by XLI. The XLI guarantee agreement terminated with respect to any new business produced by FSA and ceded to the Company pursuant to the master faculative reinsurance agreement after the effective date of the IPO.

(b)

Effective January 1, 2004, the Company entered into a reinsurance treaty with FSA to reinsure certain policies they issued insuring the timely payment of the principal of and interest on certain asset-backed securities and pools of consumer debt obligations.

XL Financial Assurance Ltd. Notes to Financial Statements For the years ended December 31, 2006, 2005 and 2004

(U.S. dollars in thousands, except share amounts)

(c)

Effective January 1, 2004, the Company entered into a reinsurance treaty with FSA to reinsure certain policies they issued insuring the timely payment of the principal and interest on securities and obligations that provide financing for governmental or public purpose infrastructure projects located outside of the United States and its territories, excluding certain countries.

•

The Company has guarantied certain of XLI’s obligations in connection with certain transactions where XLI’s customer required such credit enhancement. Each of these transactions has a “double trigger” structure, meaning that the Company does not have to pay a claim unless both the underlying transaction and XLI default. For each of these transactions, the Company has entered into a reimbursement agreement with XLI, pursuant to which XLI pays the Company a fee for providing its guarantee and XLI grants the Company a security interest in a portion of the payments received by it from its client. As of December 31, 2006 and 2005, the Company’s aggregate net par outstanding relating to such guarantees was $522.8 million and $526.8 million, respectively.

7.	Premiums and Reinsurance

The effect of reinsurance activity is shown below – See also Note 2:

	2006	2005	2004

Reinsurance premiums assumed	$349,772	$255,624	$248,907
Reinsurance premiums ceded	1,776	(33,778)	(10,746)

Net premiums assumed	351,548	221,846	238,161
Change in deferred premiums and prepaid reinsurance premiums	(184,877)	(86,910)	(134,496)

Net reinsurance premiums earned	$166,671	$134,936	$103,665

Following is a summary of all assumed and ceded business to affiliates as of and for the years ended December 31, 2006, 2005 and 2004:

2006	XLCA	XLI	FSA	TOTAL

Assumed and ceded transactions:
Assumed premiums	$294,501	$9,162	$38,513	$342,176
Reinsurance premiums ceded	—	18,292	21	18,313
Change in deferred premium	(136,039)	(4,982)	(25,509)	(166,530)
Change in prepaid reinsurance premiums	—	(27,686)	—	(27,686)
Loss and loss expenses recoverable	—	(7,669)	—	(7,669)
Loss and loss expenses incurred	(25,861)	(217)	(3,457)	(29,535)
Assumed commission expenses	(48,894)	431	(3,444)	(51,907)
Ceding commission income	—	2,515	(6)	2,509

	XLCA	XLI	FSA	TOTAL

Assumed and ceded balances:
Deferred acquisition costs	133,851	1,215	26,497	161,563
Reinsurance balances receivable	12,729	4,055	1,929	18,713
Unpaid loss and loss expenses recoverable	—	57,956	—	57,956
Deferred premiums	(569,440)	(9,182)	(104,364)	(682,986)
Deferred ceding commission income	—	(10,271)	—	(10,271)
Unpaid loss and loss expenses	(139,300)	1,077	(14,628)	(152,851)
Reinsurance balances payable	—	(1,470)	—	(1,470)

XL Financial Assurance Ltd. Notes to Financial Statements For the years ended December 31, 2006, 2005 and 2004

(U.S. dollars in thousands, except share amounts)

2005	XLCA	XLI	FSA	TOTAL

Assumed and ceded transactions:
Assumed premiums	$203,453	$2,874	$34,274	$240,601
Reinsurance premiums ceded	—	(21,388)	(41)	(21,429)
Change in deferred premium	(75,644)	991	(18,417)	(93,070)
Change in prepaid reinsurance premiums	—	5028	—	5,028
Loss and loss expenses recoverable	—	7,783	10	7,793
Loss and loss expenses incurred	(32,679)	(2,952)	(15)	(35,646)
Assumed commission expenses	(40,297)	(647)	(4,372)	(45,316)
Ceding commission income	—	4,746	12	4,758

	XLCA	XLI	FSA	TOTAL

Assumed and ceded balances:
Deferred acquisition costs	103,732	618	20,143	124,493
Reinsurance balances receivable	—	414	1,960	2,374
Unpaid loss and loss expenses recoverable	—	63,250	—	63,250
Deferred premiums	(433,401)	(2,857)	(80,198)	(516,456)
Deferred ceding commission income	—	(18,690)	—	(18,690)
Unpaid loss and loss expenses	(108,897)	(3,248)	(11,171)	(123,316)
Reinsurance balances payable	(7,733)	(6,285)	—	(14,018)

2004	XLCA	XLI	FSA	TOTAL

Assumed and ceded transactions:
Assumed premiums	$204,875	$3,774	$33,191	$241,840
Reinsurance premiums ceded	—	4,620	—	4,620
Change in deferred premium	(76,654)	1,186	(14,408)	(89,876)
Change in prepaid reinsurance premiums	—	(56,300)	—	(56,300)
Loss and loss expenses recoverable	—	48,662	—	48,662
Loss and loss expenses incurred	(60,544)	(536)	(5,545)	(66,625)
Assumed commission expenses	(34,257)	(835)	(4,470)	(39,562)
Ceding commission income	—	8,672	—	8,672

	XLCA	XLI	FSA	TOTAL

Assumed and ceded balances:
Deferred acquisition costs	89,999	797	15,482	106,278
Reinsurance balances receivable	25,579	14,266	639	40,484
Unpaid loss and loss expenses recoverable	—	56,213	—	56,213
Deferred premiums	(357,757)	(3,848)	(62,010)	(423,615)
Deferred ceding commission income	—	(17,477)	—	(17,477)
Unpaid loss and loss expenses	(78,831)	(1,376)	(21,293)	(101,500)
Reinsurance balances payable	—	—	—	—

XL Financial Assurance Ltd. Notes to Financial Statements For the years ended December 31, 2006, 2005 and 2004

(U.S. dollars in thousands, except share amounts)

8.	Deferred Acquisition Costs

Acquisition costs deferred for amortization against future income and related amortization charged to expense are as follows:

	2006	2005

Balance, beginning of year	$100,784	$83,868
Costs deferred during the year:
Assumed commission expense	47,162	35,543
Ceding commission income	(7,013)	(4,243)

Total	$40,149	$31,300
Costs amortized during the year	4,996	(14,384)

Balance end of year	$145,929	$100,784

9.	Outstanding Exposure and Collateral

          The Company’s policies reinsure the scheduled payments of principal and interest on asset-backed and municipal obligations. The following tables reflect the insured exposures in categories based on the Company’s underwriting and surveillance structure. The principal amount reinsured (in millions) as of December 31, 2006 and 2005 and the terms to maturity are as follows:

	2006				2005
	Public Finance		Non Public Finance		Public Finance		Non Public Finance

Terms to Maturity	Gross Par O/S	Net Par O/S	Gross Par O/S	Net Par O/S	Gross Par O/S	Net Par O/S	Gross Par O/S	Net Par O/S

0 to 5 Years	$1,139	$1,135	$8,934	$8,224	$996	$968	$11,133	$9,543
5 to 10 Years	2,855	2,790	12,363	11,679	2,854	2,630	11,156	10,076
10 to 15 Years	5,816	5,645	9,320	8,766	4,300	3,867	5,411	5,204
15 to 20 Years	10,308	9,737	3,393	3,305	7,316	6,398	2,303	2,182
20 Years and Above	23,947	22,679	30,593	28,896	17,707	16,014	17,856	16,646

Total	$44,065	$41,986	$64,603	$60,870	$33,173	$29,877	$47,859	$43,651

          The Company limits its exposure to losses from writing financial guarantees by underwriting investment-grade obligations and diversifying its portfolio and maintaining rigorous collateral requirements on asset-backed obligations. The gross principal amounts of reinsured obligations in the asset-backed reinsured portfolio are backed by the following types of collateral as of December 31, 2006 and 2005 (in millions):

XL Financial Assurance Ltd. Notes to Financial Statements For the years ended December 31, 2006, 2005 and 2004

(U.S. dollars in thousands, except share amounts)

	2006		2005

Types of Collateral	Gross	Net	Gross	Net

Collateralized debt	$21,365	$20,882	$12,608	$12,608
Corporate assets	3,645	3,284	3,444	2,997
Consumer assets	9,945	9,148	9,552	8,470
Pre-Insured	122	122	142	142

Total asset-backed obligations	$35,077	$33,436	$25,746	$24,217

          In its asset-backed business, the Company considers its overall geographic concentration as a factor in underwriting reinsurance covering securitizations of pools of such assets as residential mortgages or consumer receivables. In writing reinsurance for other types of asset-backed obligations, such as securities primarily backed by government or corporate debt, geographic concentration is not deemed by the Company to be significant, given other more relevant measures of diversification, such as issuer or industry.

          The Company seeks to maintain a diversified portfolio of reinsured municipal obligations designed to spread its risk across a number of geographic areas. The following table sets forth, by state and territory of the United States, those states and territories in which municipalities located therein issued an aggregate of 2% or more of the Company’s par amount outstanding of reinsured municipal securities as of December 31, 2006 and 2005 (in millions):

	2006			2005

	Par amount outstanding			Par amount outstanding
State/territory	Gross	Net	% of net	Gross	Net	% of net
California	$9,766	$9,018	21.5%	$7,516	$6,620	22.2%
New York	4,706	4,622	11.0	4,228	3,292	11.0
Texas	2,603	2,410	5.7	1,796	1,657	5.5
Illinois	2,169	2,094	5.0	1,677	1,602	5.4
Alabama	1,812	1,538	3.7	1,315	926	3.1
Pennsylvania	1,786	1,786	4.3	1,010	1,010	3.4
New Jersey	1,789	1,714	4.1	1,668	1,306	4.4
Massachusetts	1,539	1,488	3.5	1,465	1,414	4.7
Wisconsin	1,544	1,289	3.1	1,437	1,166	3.9
Colorado	1,307	1,266	3.0	1,177	1,107	3.7
Michigan	1,154	1,134	2.7	1,024	1,005	3.4
Florida	1,218	1,210	2.9	924	916	3.1
Puerto Rico	1,031	1,031	2.5	852	852	2.9
Georgia	911	911	2.2	755	755	2.5
Other U.S. states	10,208	9,953	23.6	5,611	5,562	18.5
Nationally diversified	522	522	1.2	718	687	2.3

Total	$44,065	$41,986	100.0%	$33,173	$29,877	100.0%

As of December 31, 2006 and 2005, the insured portfolio was diversified by type of insured obligation as shown in the following table (in millions):

XL Financial Assurance Ltd. Notes to Financial Statements For the years ended December 31, 2006, 2005 and 2004

(U.S. dollars in thousands, except share amounts)

	2006			2005

	Par amount outstanding			Par amount outstanding
Public Finance	Gross	Net	% of net	Gross	Net	% of net
General Obligation & appropriation	$19,272	$18,715	18.2%	$15,222	$13,178	17.9%
Utility	8,459	7,907	7.7	6,623	6,006	8.2
Transportation	5,772	5,466	5.3	3,426	3,394	4.6
Non Ad Valorem	4,996	4,448	4.3	3,555	3,087	4.2
Higher Education	4,548	4,473	4.4	3,481	3,416	4.6
Pre-Insured	657	657	0.6	536	536	0.7
Revenue Secured	330	289	0.3	330	260	0.4
Healthcare	31	31	—	—	—	—

Total Public Finance	$44,065	$41,986	40.8%	$33,173	$29,877	40.6%

Structured Finance	Gross	Net	% of net	Gross	Net	% of net
Pooled Debt Obligations	$20,445	$19,969	19.4%	$12,288	$12,288	16.7%
Consumer ABS	9,518	8,740	8.5	9,488	8,406	11.4
Financial Products	5,696	5,303	5.2	5,360	4,835	6.5
Power & Utility	4,797	4,471	4.4	3,811	3,659	5.0
Commercial ABS	2,570	2,285	2.2	2,154	1,818	2.5
Transportation	787	546	0.5	400	262	0.4
Pre-Insured	785	766	0.7	590	590	0.8
Housing & Public Building	677	677	0.7	599	599	0.8
Specialized Risk – Other	516	516	0.5	865	705	1.0
Specialized Risk	455	413	0.4	—	—	—

Total Structured Finance	$46,246	$43,686	42.5%	$35,555	$33,162	45.1%

International Finance	Gross	Net	% of net	Gross	Net	% of net
Power & Utility	$4,601	$4,324	4.2%	$3,084	$2,673	3.6%
Infrastructure	3,787	3,436	3.3	1,214	1,120	1.5
Transportation	2,784	2,580	2.5	1,766	1,698	2.3
Future Flow	1,673	1,546	1.5	2,935	1,848	2.5
Pooled Debt Obligations	1,486	1,479	1.4	946	946	1.3
Pre-Insured	998	985	1.0	—	—	—
Financial Products	889	889	0.9	842	842	1.2
Sovereign	556	456	0.5	106	106	0.2
General Obligation & Appropriation	429	429	0.4	425	425	0.6
Consumer ABS	427	408	0.4	355	334	0.5
Whole Business Securitization	341	288	0.3	365	231	0.3
Commercial ABS	222	200	0.2	102	102	0.1
Specialized Risk – Other	150	150	0.1	150	150	0.2
Non Ad Valorem	14	14	—	14	14	—

Total International Finance	$18,357	$17,184	16.7%	$12,304	$10,489	14.3%

Total	$108,668	$102,856	100.0%	$81,032	$73,528	100.0%

XL Financial Assurance Ltd.
Notes to Financial Statements
For the years ended December 31, 2006, 2005 and 2004

(U.S. dollars in thousands, except share amounts)

          Gross financial guarantees in-force (principal and interest), was $169,545 million and $120,768 million as of December 31, 2006 and 2005, respectively. Net financial guarantees in-force (after giving effect to reinsurance), was $160,213 million and $109,538 million as of December 31, 2006 and 2005, respectively.

10.	Unpaid Losses and Loss Expenses

          The Company’s liability for losses and loss expenses consists of case basis reserves and unallocated reserves. Activity in the liability for losses and loss adjustment expenses is summarized as follows:

	As at December 31,

	2006		2005		2004

	Case Reserves	Unallocated Reserves	Case Reserves	Unallocated Reserves	Case Reserves	Unallocated Reserves

Unpaid losses and loss expenses at beginning of year	$64,747	$69,297	$50,810	$58,341	$4,108	$31,791

Unpaid losses and loss expenses recoverable	(52,317)	(14,077)	(42,150)	(13,291)	—	(7,745)

Net unpaid losses and loss expense at beginning of year	12,430	55,220	8,660	45,050	4,108	24,046

Increase (decrease) in net losses and loss expenses incurred in respect of losses occurring in:

Current year		12,585	11	10,170	6,069	15,024

Prior years	1,474	—	6,671	—	—	—

Less net losses and loss expenses (paid) received & other relating to prior years	(3,206)	—	(2,912)	—	(1,517)	5,980

Net unpaid losses and loss expenses at end of year	10,698	67,805	12,430	55,220	8,660	45,050

Unpaid losses and loss expenses recoverable	64,359	13,871	52,317	14,077	42,150	13,291

Unpaid losses and loss expenses at end of year	$75,057	$81,676	$64,747	$69,297	$50,810	$58,341

Case Basis Reserves for Losses and Loss Expenses

          Set forth below is a discussion of certain case basis reserves established by the Company. The Company has been indemnified with respect to loss development relating to the reinsured transaction described under “(a)” below by XLI in connection with SCA’s IPO. As a result of such indemnification, all adverse loss development on such reinsured transaction subsequent to the effective date of the IPO, which is in excess of the Company’s carried reserve for such transaction at the date of the IPO, will be indemnified by XLI. Such protection does not relieve the Company of its obligations under the aforementioned reinsurance transaction. Accordingly, the Company is still liable under the reinsurance transaction in the event that XLI does not meet its obligations under the indemnification. For further information with respect to the indemnification see Note 6.

a.

During the year ended December 31, 2004, the Company recorded a provision for losses of approximately $42.1 million representing the present value of losses expected to be incurred in the future with respect to a

XL Financial Assurance Ltd.
Notes to Financial Statements For the years ended December 31, 2006, 2005 and 2004

(U.S. dollars in thousands, except share amounts)

reinsured project financing. As this loss represented a full limit loss to the subordinated tranche of the reinsured transaction, the remaining unearned premium pertaining to such tranche, which aggregated approximately $23.3 million, was fully earned resulting in an impact on the Company’s results of operations, before reinsurance, of approximately $18.8 million. The portion of the reinsured exposure to which this loss relates was fully retroceded to XLI and, accordingly, there was no net impact on the Company’s results of operations from this loss provision. During 2005, the Company recorded an additional provision for loss relating to this transaction of $13.5 million ($5.6 million after retrocession to XLI), on a net present value basis to reflect certain adverse developments. During 2006, the Company recorded an additional provision for loss relating to this transaction of $13.8 million which after retrocession to XLI was fully covered under the indemnification discussed above and in Note 6. Accordingly, there was no net impact on the Company’s results of operations in 2006. The total remaining par reinsured by the Company in connection with this transaction aggregated approximately $287.0 million ($5.9 million net of retrocession to XLI, but before considering XLI indemnification) at December 31, 2006, and amortizes over many years into the future. The estimate of loss was based on assumptions and estimates extending over many years into the future. There is currently no payment default with respect to this transaction. Management continues to monitor the exposure and will revise its loss estimate if necessary, as new information becomes available.

b.

In December 2005, certain notes collateralized by loans to medical providers that were insured by XLCA (the “Insured Notes”) and reinsured by the Company defaulted upon their maturity. In satisfaction of the resulting claim, XLCA purchased the Insured Notes for $20.2 million, which represented the remaining outstanding principal and accrued interest on the Insured Notes. In connection therewith, the Company recorded a loss of $0.6 million representing its share under the aforementioned reinsurance agreement of the difference between the estimated fair value of the Insured Notes at the date they were acquired by XLCA and the consideration paid by XLCA to acquire the Insured Notes. In addition, the Company paid XLCA its share of the cost of the Insured Notes and recorded such payment as funds withheld. At December 31, 2005, the carrying amount of the Company’s funds withheld relating to this transaction was $15.9 million. During 2006, the Company recognized a charge of $12.6 million relating to the impairment of the Insured Notes and reduced it funds withheld by a corresponding amount. In addition, during 2006 the balance of its funds withheld was returned by XLCA to the Company.

c.

During the year ended December 31, 2005, the Company recorded a provision for loss of $4.3 million ($2.5 million net of a retrocession) representing the Company’s share under its reinsurance agreement with XLCA of the present value loss expected to be incurred in the future by XLCA with respect to two related insured residential mortgage securitizations.

During 2006, the reinsurance of the aforementioned two transactions was cancelled in settlement of a dispute with the reinsurer. As a result of the cancellation, all retroceded premium (which was on an installment basis and consequently fully earned) aggregating $0.4 million (net of ceding commission), was returned to the Company and the Company’s net reserve increased by approximately $1.8 million. Also, during 2006, one of the insured debt obligations was retired early as a result of the exercise of a clean-up call by the entity which transferred the underlying mortgages to the special purpose issuer. As a result of the aforementioned retirement, the Company reduced the related case reserve by approximately $1.7 million. The Company’s earnings for 2006 were increased by approximately $0.3 million as a result of the aforementioned returned premium, cancellation, and early retirement. At December 31, 2006, the carrying amount of the Company’s case reserve with respect to the remaining outstanding insured transaction was $2.7 million on a gross and net basis. There continues to be no payment default with respect to this transaction and management continues to monitor the exposure and will revise its loss estimate if necessary, as new information becomes available.

XL Financial Assurance Ltd.
Notes to Financial Statements For the years ended December 31, 2006, 2005 and 2004

(U.S. dollars in thousands, except share amounts)

d.

The Company maintains a provision of $1.6 million in respect of reinsurance provided to a primary for a cash flow collateralized borrowing obligation. The estimate of loss is based on current assumptions, although no claim is expected to be paid until the legal maturity of principal in 2011 if at all.

Unallocated Reserves

          During 2004 the Company adjusted its initial expected loss ratio to 20% from 25%, which was utilized since the adoption of its unallocated reserve methodology in recognition of the cumulative experience of its business to that point in time, as well as the increasing percentage of its in-force business from public finance insurance. This change resulted in approximately a $13.5 million decrease in unallocated loss reserves, which decrease was substantially offset by a change in the estimated expected loss emergence pattern of the Company’s in-force business due to the availability of more detailed information as a result of the implementation in 2004 of a new automated information system. Management’s updated analyses in 2005 and 2006 indicated that no change was necessary in the Company’s expected loss ratio of 20% from that in 2004.

11.	Derivative Instruments

          Credit derivatives issued by the Company meet the definition of a derivative under FAS 133. The Company has recorded these products at fair value, modeled on prevailing market conditions and certain other factors relating to the structure of the transaction. The Company considers credit derivatives to be financial guarantee contracts, in substance, as the Company intends to hold them to maturity. The Company determines fair value using a model which calculates the difference between the actual remaining present value of installment premiums and an estimated remaining present value of installment premiums under current market conditions. In essence, the model estimates the cost of an offsetting position to the original credit derivatives from other comparable counterparties under the current market environment. The model is dependent upon a number of factors including changes in credit spreads, changes in credit quality, foreign exchange and other market factors.

          The Company’s credit derivatives portfolio generally requires the Company to meet payment obligations for referenced credits within the portfolio in the event of specific credit events after erosion or exhaustion of various first loss protection levels. These credit events are contract specific, but generally cover bankruptcy, failure to pay and repudiation. The notional exposure of the credit derivatives portfolio as of December 31, 2006 was $19.9 billion. At December 31, 2006, approximately 98% of the portfolio was rated AAA with the remainder being BBB. The weighted average term of the contracts in force was 11.6 years at December 31, 2006.

          The net fair value adjustment for the years ended December 31, 2006, 2005 and 2004 was a realized and unrealized gain (loss) of ($5,025), ($4,084) and $11,959, respectively. At December 31, 2006 and 2005, the Company had a net credit derivatives asset of $6,592 and $11,618, respectively.

          In 2005, the Company amended the presentation of credit derivatives transactions in the Statements of Income to include certain components of the transactions in “gross premiums written”, “net premiums earned”, “net losses and loss expense incurred” and “fee and other income”, and certain components of the change in fair value in “unpaid loss and loss expenses.” Previously components on the transactions and the change in fair value were reflected in one line item under “Net realized and unrealized gains and losses on derivative instruments”, and the fair value had been reflected in “Derivative assets” and “Derivative liabilities.” There was no effect on net income as a result of this change and prior period results have been reclassified to reflect this presentation. This change in presentation is applicable only to credit default swaps assumed by the Company that are investment grade and that the Company intends and has the ability to hold to maturity and is consistent with practices in the financial guarantee insurance industry for reporting the results of such instruments. Results of the prior period presented have been reclassified to conform to the current period presentation. The effect of the reclassification is outlined as follows:

XL Financial Assurance Ltd.
Notes to Financial Statements
For the years ended December 31, 2006, 2005 and 2004

(U.S. dollars in thousands, except share amounts)

	For the years ended

	2006	2005	2004

Income Statement
Net earned premiums	$21,140	$15,961	$19,757
Net losses and loss expense	1,615	391	4,939
Net realized and unrealized gains (losses) on credit derivatives	(5,025)	(4,084)	11,959

	As of December 31,

	2006	2005

Assets
Derivative Assets	$11,148	$13,482

Liabilities
Net losses and loss expenses	12,083	10,468
Derivative liabilities	4,685	1,864

          The Company reinsures interest rate swaps indirectly as part of financial guarantee reinsurance of XLCA. The swap portion of these insurance contracts is required to be measured and recorded at fair value. The valuation methodology comprises of a mark to model approach that measures the change in expected loss. The expected loss is driven by the valuation of the underlying derivative; the default probability of the underlying obligor and the expected recovery rate on the underlying asset class.

12.	Variable Interest Entities

          The Company primarily provides financial guarantee reinsurance or enters into a credit derivative on the senior interests, which would otherwise be rated investment grade. The obligations related to these transactions are often securitized through variable interest entities. The Company does not hold any equity positions or subordinated debt in these arrangements. The Company does not have a significant variable interest in these entities and, therefore, these entities are not consolidated.

13.	Letters of Credit

          Under certain of the Company’s reinsurance treaties, primary insurers may require collateral or letters of credit so they can receive reinsurance credit under certain U.S. state laws. Beginning in September 2006, such letters of credit are issued on behalf of the Company under a letter of credit facility established by SCA. Prior thereto, such letters of credit were issued on behalf of the Company under XL Capital’s letter of credit facility. For the years ended December 31, 2006, 2005 and 2004, the Company incurred expenses of $0.7 million, $1.6 million, and $2.4 million related to letters of credit. Substantially all of such costs in 2006 related to letters of credit issued under XL Capital’s letter of credit facility.

XL Financial Assurance Ltd.
Notes to Financial Statements
For the years ended December 31, 2006, 2005 and 2004

(U.S. dollars in thousands, except share amounts)

14.	Regulation 114 Trust

          Effective December 1, 2004 the Company established a trust account in accordance with Regulation 114 of the New York Insurance Department for the benefit of XLCA to secure the obligations of the Company to XLCA under the Treaty. This trust account is required for XLCA to take financial credit for statutory reporting purposes for the reinsurance cessions by XLCA to the Company under the Treaty, since the Company is not a licensed insurer or reinsurer in any state of the United States of America. At December 31, 2006, investments at an amortized cost of $1,703.5 million were on deposit in the trust account. Included in this amount were $75.1 million of cash and cash equivalent instruments.

15.	Taxation

          Bermuda presently imposes no income tax, withholding tax or capital gains taxes and the Company is exempted until March 2016 from any such future taxes pursuant to the Bermuda Exempted Undertakings Tax Protection Act 1966, and Amended Act 1987.

16.	Statutory Financial Data

          Under the Bermuda Insurance Act 1978, amendments thereto and related regulations (“The Act”) the Company is required to prepare Statutory Financial Statements and to file a Statutory Financial Return. The Act also requires the Company to meet certain minimum capital and surplus requirements. To satisfy these requirements, the Company was required to maintain a minimum level of statutory capital and surplus of $53.0 million, $33.6 million and $36.0 million as of December 31, 2006, 2005 and 2004, respectively.

The following summarizes the significant differences between statutory accounting practices and generally accepted accounting principles (“GAAP”).

	2006	2005	2004

GAAP net income	$132,958	$98,389	$76,252
Deferred acquisition costs	(38,579)	(19,775)	(25,931)
Net realized and unrealized losses (gains) on credit derivatives, interest rate swaps and put option	5,029	4,109	(11,939)

Statutory net income	$99,408	$82,723	$38,382

GAAP shareholder’s equity and Series A redeemable preferred shares	$1,133,367	$690,074	$614,795
Non-admitted assets	(171,561)	(138,137)	(122,472)

Statutory shareholder’s equity	$961,806	$551,937	$492,323

          The Company is also required to maintain a minimum liquidity ratio whereby the value of its relevant assets is not less than 75% of the amount of its relevant liabilities. As of December 31, 2006 and 2005, the Company was required to maintain relevant assets of at least $576.3 million and $449.9 million, respectively. At those dates relevant assets were approximately $1,729.7 million and $1,110.2 million, respectively, and the minimum liquidity ratio was therefore met.

XL Financial Assurance Ltd.
Notes to Financial Statements
For the years ended December 31, 2006, 2005 and 2004

(U.S. dollars in thousands, except share amounts)

17.	Disclosures about Fair Value of Financial Instruments

          For financial instruments other than derivative instruments (see note 11), estimated fair values have been determined by the Company, using available market information and appropriate valuation methodologies. However, considerable judgment is necessary to interpret the data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amount the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the following estimated fair value amounts.

Debt Security Investments

The carrying amount represents fair value, which is based primarily on quoted market prices received from an internationally recognized pricing service or dealer quotes.

Short-term investments

The carrying amount represents fair value, which approximates cost due to the short maturity of these instruments.

Cash and cash equivalents

The carrying amount is a reasonable estimate of approximate fair value because of the short maturity term of these instruments.

Deferred premium revenue, net of prepaid reinsurance premiums

          The carrying amount of deferred premium revenue, net of prepaid reinsurance premiums, represents the Company’s future premium revenue, net of reinsurance, on policies where the premium was received at the inception of the reinsurance contract. The fair value of deferred premium revenue, net of prepaid reinsurance premiums, is an estimate of the premiums that would be paid under a reinsurance agreement with a third party to transfer the Company’s financial guarantee risk, net of that portion of the premiums retained by the Company to compensate it for originating and servicing the reinsurance contract.

Unpaid losses and loss expenses, net of reinsurance balances recoverable

The carrying amount is fair value, which is the present value of the expected cash flows for specifically identified claims and potential losses in the Company’s reinsured portfolio.

Installment premiums

          The fair value of installment premiums is estimated based on the present value of the future contractual premium revenues, net of reinsurance, that would be paid under a reinsurance agreement with a third party to transfer the Company’s financial guarantee risk, net of that portion of the premium retained by the Company to compensate it for originating and servicing the reinsurance contract. The fair value is derived by calculating the present value of the estimated future cash flow stream (net of premium and ceding commissions) discounted at 4.80% and 4.20% at December 31, 2006 and 2005, respectively.

XL Financial Assurance Ltd.
Notes to Financial Statements
For the years ended December 31, 2006, 2005 and 2004

(U.S. dollars in thousands, except share amounts)

	2006		2005

	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value

Assets:

Debt securities	$1,404,197	$1,404,197	$1,036,606	$1,036,606

Short-term investments	206,923	206,923	23,569	23,569

Cash and cash equivalents	86,528	86,528	22,256	22,256

Liabilities:

Deferred premium revenue, net of prepaid reinsurance premiums	657,349	460,144	472,078	330,455

Unpaid loss and loss adjustment expenses, net of reinsurance recoverable on unpaid losses	78,503	78,503	67,650	67,650

Off-Balance sheet Instruments:

Installment premiums, net of ceding commissions	—	376,516	—	234,765

18.	Contingencies and Commitments

          In the ordinary course of business, the Company is subject to litigation or other legal proceedings. It is the opinion of management, after consultation with legal counsel and based upon the information available, that the expected outcome of any outstanding litigation, individually or in the aggregate, will not have a material adverse effect on our financial position, results of operations or liquidity.

The Company as a co-guarantor along with SCA US Holdings Inc., a wholly-owned subsidiary of SCA, is jointly and severally liable for the performance of all obligations and duties, and the payment of all amounts, due to certain SCA executives in accordance with the provisions of their respective employment contracts.

19.	Unaudited Quarterly Financial Information

The following is a summary of the unaudited quarterly financial data for 2006 and 2005.

2006	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Gross premiums written	$73,820	$96,636	$72,014	$107,302
Net premiums written	67,240	91,263	95,426	97,619
Net premiums earned	35,454	49,659	41,534	40,024
Net investment income	11,347	12,426	16,292	18,912
Loss and loss expenses	3,684	2,470	4,497	3,408
Net income	24,083	34,346	33,860	40,669

XL Financial Assurance Ltd.
Notes to Financial Statements
For the years ended December 31, 2006, 2005 and 2004

(U.S. dollars in thousands, except share amounts)

2005	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Gross premiums written	$43,053	$75,958	$71,651	$64,962
Net premiums written	33,471	68,592	64,057	55,726
Net premiums earned	28,460	29,687	35,317	41,472
Net investment income	8,274	9,096	9,858	10,885
Loss and loss expenses	556	10,782	1,056	4,448
Net income	27,226	12,063	28,840	30,260